SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

STATION CASINOS LLC

(Name of Issuer)

Voting Units

(Title of Class of Securities)

(CUSIP Number)

Frank J. Fertitta III

Chief Executive Officer

STATION CASINOS LLC

1505 South Pavilion Center Drive,

Las Vegas, Nevada 89135

(702) 367-2411

with a copy to:

Kenneth J. Baronsky, Esq.

Milbank, Tweed, Hadley & McCloy LLP

601 S. Figueroa Street, 30th Floor

Los Angeles, California 90017

(213) 892-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Station Voteco LLC EIN: 27-3388461

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 100

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D
CUSIP No.

1	Name of Reporting Person I.R.S. Identification No. of Above Person Fertitta Station Voteco Member LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 100

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person (See Instructions) OO

CUSIP No.

1	Name of Reporting Person I.R.S. Identification No. of Above Person Frank J. Fertitta III

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 100

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person (See Instructions) IN

CUSIP No.

1	Name of Reporting Person I.R.S. Identification No. of Above Person Lorenzo J. Fertitta

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 100

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person (See Instructions) IN

CUSIP No.

1	Name of Reporting Person I.R.S. Identification No. of Above Person Robert A. Cashell, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 100

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person (See Instructions) IN

CUSIP No.

1	Name of Reporting Person I.R.S. Identification No. of Above Person Stephen J. Greathouse

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 100

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTES: This Schedule 13D (this “Schedule 13D”) is filed by Station Voteco LLC, a Delaware limited liability company (“Station Voteco”), Fertitta Station Voteco Member LLC, a Delaware limited liability company (“Fertitta Station Voteco Member”), Frank J. Fertitta, III (“Mr. Frank Fertitta”), Lorenzo J. Fertitta (“Mr. Lorenzo Fertitta”), Robert A. Cashell, Jr. (“Mr. Cashell”) and Stephen J. Greathouse (“Mr. Greathouse”). Each of Station Voteco, Fertitta Station Voteco Member, Mr. Frank Fertitta, Mr. Lorenzo Fertitta, Mr. Cashell and Mr. Greathouse is a Reporting Person hereunder (together, the “Reporting Persons”).

On June 17, 2011, (the “Effective Date”), Station Casinos LLC, a Nevada limited liability company (the “Issuer”), completed the restructuring transactions (“Restructuring Transactions”) associated with the effective date of the plan of reorganization (the “Plan”) of Station Casinos, Inc., a Nevada corporation (“SCI”), pursuant to which, among other things, the Issuer acquired substantially all of the assets and assumed certain liabilities of SCI, issued the Voting Units to Station Voteco and issued non-voting units to Station Holdco LLC, a Delaware limited liability company (“Station Holdco”), an entity that is beneficially owned by certain creditors of SCI and affiliates of Messrs. Frank Fertitta and Lorenzo Fertitta.

Item 1. Security and Issuer

This Schedule 13D relates to the voting units (the “Voting Units”) of the Issuer. The principal executive office of the Issuer is located at 1505 South Pavilion Center Drive, Las Vegas, Nevada 89135.

Item 2. Identity and Background

(a) - (c) This Schedule 13D is being filed jointly on behalf of Station Voteco, Fertitta Station Voteco Member, Mr. Frank Fertitta, Mr. Lorenzo Fertitta, Mr. Cashell and Mr. Greathouse. Fertitta Station Voteco Member, Mr. Cashell and Mr. Greathouse are the members of Station Voteco.  Fertitta Station Voteco Member, Mr. Cashell and Mr. Greathouse hold a 49.9%, 31.35% and 18.75% interest, respectively, in Station Voteco.  Each of Mr. Frank Fertitta and Mr. Lorenzo Fertitta holds a 50% interest in Fertitta Station Voteco Member.  Messrs. Frank Fertitta, Lorenzo Fertitta, Cashell and Greathouse are members of the Board of Directors of Station Voteco.

Station Voteco is the registered owner of the Voting Units. Station Voteco’s principal business is its investment in such Voting Units. Fertitta Station Voteco Member is the owner of a 49.9% interest in Station Voteco.  Fertitta Station Voteco Member’s principal business is its investment in such interest.  Mr. Frank Fertitta’s present principal occupation is Chief Executive Officer and Chairman of the Board of Managers of the Issuer. Mr. Lorenzo Fertitta’s present principal occupation is Chief Executive Officer of Zuffa, LLC, and he is also a member of the Board of Managers of the Issuer. Mr. Cashell’s present principal occupation is President of Northpointe Sierra, Inc., and he is also a member of the Board of Managers of the Issuer.  Mr. Greathouse’s present principal occupation is director of Multimedia Games, Inc., and he is also a member of the Board of Managers of the Issuer.  The business address of the principal business and principal office of each of Station Voteco, Fertitta Station Voteco Member, Mr. Frank Fertitta and Mr. Lorenzo Fertitta is 1505 South Pavilion Drive, Las Vegas, Nevada 89135.  The business address of Mr. Cashell is 500 Damonte Ranch Parkway, Suite 980, Reno, Nevada 89521.  The business address of Mr. Greathouse is 1601 Enclave Ct., Las Vegas, Nevada 89134.

(d) and (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are all United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

On the Effective Date, in connection with the consummation of the Restructuring Transactions associated with the Plan, the Issuer issued 100% of the Issuer’s Voting Units to Station Voteco for no consideration.

Item 4. Purpose of Transaction

On the Effective Date, in connection with the consummation of the Restructuring Transactions associated with effective date of the Plan, the Issuer issued 100% of the Issuer’s Voting Units to Station Voteco and 100% of the Issuer’s non-voting units (the “Non-voting Units”, and together with the Voting Units, the “Units”) to Station Holdco LLC, a Delaware limited liability company (“Station Holdco”), and the equity interests in Station Voteco were transferred by Fertitta Entertainment LLC to Fertitta Station Voteco Member, Mr. Cashell and Mr. Greathouse.  Fertitta Station Voteco Member, Mr. Cashell and Mr. Greathouse hold a 49.9%, 31.35% and 18.75% interest, respectively, in Station Voteco.  Messrs. Cashell and Greathouse have been designated as members of Station Voteco and members of the Board of Directors or Board of Managers, as the case may be, of Station Voteco, Station Holdco and the Issuer by German American Corporation (“GACC”) and JPMorgan Chase Bank, N.A. (“JPM”), respectively.

Approximately 45% of the issued and outstanding equity interests of Station Holdco are owned by FI Station Investor LLC, a Delaware limited liability company that is owned by affiliates of Mr. Frank Fertitta, affiliates of Mr. Lorenzo Fertitta, and certain officers and other members of management of the Issuer.  Approximately 25% and 15% of the issued and outstanding equity interests of Station Holdco are owned by GACC and JPM, respectively.  The remaining 15% of the issued and outstanding equity interests of Station Holdco are owned by former unsecured creditors of SCI.

The Non-voting Units are not registered pursuant to Section 12 of the Exchange Act.

Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals that relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) Station Voteco owns 100 Voting Units, which represents 100% of the Voting Units of the Issuer.  Station Voteco’s power to dispose of such Voting Units is subject to the Equityholders Agreement, dated as of June 16, 2011, among the Issuer, certain subsidiaries and affiliates of the Issuer and each other holder of equity interests listed therein (the “Equityholders Agreement”), pursuant to which transfers of Voting Units and Non-voting Units are subject to certain restrictions on transfer set forth in the Equityholders Agreement.  The response to Item 6 is incorporated herein by reference.

Mr. Cashell and Mr. Greathouse, as members and managers of Station Voteco, Fertitta Station Voteco Member, as a member of Station Voteco, and Mr. Frank Fertitta and Mr. Lorenzo Fertitta as members of Fertitta Station Voteco Member and managers of Station Voteco, may be deemed to have acquired beneficial ownership of 100 Voting Units owned by Station Voteco, which Voting Units represent 100% of the outstanding Voting Units of the Issuer as of the Effective Date.  Mr. Frank Fertitta, Mr. Lorenzo Fertitta, Mr. Cashell and Mr. Greathouse, as members of the Board of Directors of Station

Voteco, have the power to direct the vote of the Voting Units held by Station Voteco pursuant to the Amended and Restated Limited Liability Company Agreement of Station Voteco (the “Station Voteco Operating Agreement”), the Amended and Restated Limited Liability Company Agreement of Station Casinos LLC (“Issuer Operating Agreement”) and the Equityholders Agreement.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  As a member of a group, each Reporting Person may be deemed to beneficially own the Units beneficially owned by the members of the group as a whole.  Mr. Frank Fertitta, Mr. Lorenzo Fertitta, Mr. Cashell and Mr. Greathouse disclaim beneficial ownership of the Voting Units.

The Cover Pages of this Schedule 13D are incorporated herein by reference.

(c) Except as set forth in Items 3 and 4, there have been no transactions effected in the shares of Voting Units during the past 60 days by Station Voteco, Fertitta Station Voteco Member, Mr. Frank Fertitta, Mr. Lorenzo Fertitta, Mr. Cashell or Mr. Greathouse,

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Voting Units owned by the Reporting Persons.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3 and 4 are incorporated herein by reference.

Pursuant to the Station Voteco Operating Agreement, the Issuer’s Voting Units may be distributed to the members of Station Voteco at such times and in such amounts as determined by a Supermajority (as defined in the Equityholders Agreement) of the Board of Directors of Station Voteco, provided that such distributions may not be made in violation of the Equityholders Agreement. This summary of the Station Voteco Operating Agreement does not purport to be complete and is qualified in its entirety by reference to the Station Voteco Operating Agreement, which is attached hereto as Exhibit 7.02 and incorporated by reference in its entirety into this Item 6.

Pursuant to the Issuer Operating Agreement, the Units of the Issuer may only be transferred with approval by a supermajority of the Board of Managers of the Issuer, including a majority of the votes entitled to be cast by the Fertitta Directors (as defined below) and a majority of the votes entitled to be cast by the Lender Directors (as defined below).  This summary of the Issuer Operating Agreement does not purport to be complete and is qualified in its entirety by reference to the Issuer Operating Agreement, which is attached hereto as Exhibit 7.03 and incorporated by reference in its entirety into this Item 6.

Pursuant to the Equityholders Agreement, each party to the agreement will vote or cause to be voted all of the voting securities over which it has voting control so that (i) the authorized number of directors on the Board of Directors or Board of Managers, as the case may be, of Station Voteco, Station Holdco and the Issuer be established at eight directors, and (ii) the members of the Board of Directors or Board of Managers, as the case may be, of Station Voteco, Station Holdco and the Issuer be comprised of up to three designees representing a majority of the units held by Fertitta designated equityholders (the “Fertitta Directors”), up to two designees representing the majority of the units held by designated equityholders of GACC (the “DB Directors”), one designee representing the majority of the units held by the designated equityholders of JPM (the “JPM Directors” and together with the DB Directors, the “Lender Directors”), and up to two individuals who are independent (as defined in the New York Stock

Exchange Listed Company Manual) and are designated by the Fertitta Directors and approved by a majority of the Lender Directors.  This summary of the Equityholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Equityholders Agreement, which is attached hereto as Exhibit 7.04 and incorporated by reference in its entirety into this Item 6.

The Issuer entered into a new senior secured credit facility (the “Station Credit Facility”) in connection with the consummation of the Restructuring Transactions. All of the Voting Units and Non-voting Units of the Issuer, together with other ownership interests in certain subsidiaries of the Issuer, were pledged to Deutsche Bank AG Cayman Islands Branch, as collateral agent under the Station Credit Facility (the “Collateral Agent”), as collateral security for all obligations under the Station Credit Facility.  The Collateral Agent may acquire ownership of such shares if the Issuer defaults under the Station Credit Facility.

Except as set forth above and as described in Items 3 and 4, none of the Reporting Persons nor any other person disclosed in Item 2 has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
Exhibit 7.01	Joint Filing Agreement

Exhibit 7.02

Amended and Restated Limited Liability Company Agreement of Station Voteco LLC, dated as of June 16, 2011, by and among Fertitta Station Voteco Member LLC, Robert A. Cashell, Jr. and Stephen J. Greathouse.

Exhibit 7.03

Amended and Restated Operating Agreement of Station Casinos LLC, dated as of June 16, 2011, by and between Station Voteco LLC and Station Holdco LLC (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on June 23, 2011).

Exhibit 7.04

Equityholders Agreement, dated as of June 16, 2011, among the Issuer, certain subsidiaries and affiliates of the Issuer and each other holder of equity interests listed therein (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on June 23, 2011).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2011

Station Voteco LLC

	By:	/s/ Frank J. Fertitta III
Name: Frank J. Fertitta III
Title: Chief Executive Officer & President

Fertitta Station Voteco Member LLC

	By:	/s/ Frank J. Fertitta III
Name: Frank J. Fertitta III
Title: Member

/s/ Frank J. Fertitta III
Frank J. Fertitta III

/s/ Lorenzo J. Fertitta
Lorenzo J. Fertitta

/s/ Robert A. Cashell, Jr.
Robert A. Cashell, Jr.

/s/ Stephen J. Greathouse
Stephen J. Greathouse